Exhibit 12.1

Kindred Healthcare, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

(In thousands, except statistics)

	Year Ended December 31,					Nine Months ended September 30,
	2009	2010	2011	2012	2013	2014
COMPUTATION OF FIXED CHARGES
Interest expensed and capitalized in continuing operations, including amortization of debt discounts and fees	$10,005	$8,271	$82,355	$110,236	$108,082	$128,855
Interest expensed and capitalized in discontinued operations, including amortization of debt discounts and fees	112	104	78	71	52	16
Interest component of rental expense(1)	122,049	124,169	137,715	148,086	141,806	91,143

Total fixed charges	$132,166	$132,544	$220,148	$258,393	$249,940	$220,014

COMPUTATION OF EARNINGS:
Pretax income from continuing operations before adjustment for noncontrolling interest in consolidated subsidiaries and income or loss from equity investees	$39,264	$25,899	$(82,501)	$(17,041)	$(54,721)	$9,704	(2)
Fixed charges	132,166	132,544	220,148	258,393	249,940	220,014
Distributed income of equity investees	2,477	700	2,865	1,917	1,580	272
Amortization of capitalized interest, less interest capitalized	(2,080)	(1,015)	(1,241)	(2,104)	87	149

	$171,827	$158,128	$139,271	$241,165	$196,886	$230,139

RATIO OF EARNINGS TO FIXED CHARGES	1.30x	1.19x	0.63x	0.93x	0.79x	1.05x

(1)	Management has estimated the interest component of rent expense to be 33%.
(2)	Includes transaction costs related to the acquisition of Gentiva Health Services, Inc. totaling $5.3 million.